Court File: 03-CV-247838 CM3/OC

ONTARIO
SUPERIOR COURT OF JUSTICE

THE HONOURABLE MR. JUSTICE PATTERSON

TUESDAY, THE 14th DAY OF OCTOBER, 2003

B E T W E E N:

FORUM NATIONAL INVESTMENTS LTD.
(formerly INTRAVELNET.COM INC.)

Plaintiff

– and –

REMO LORENZETTO (a.k.a. ALDO PAPA), VLADIMIR WALTER VRBETIC, 1508812 ONTARIO INC., FAMILY VACATION CENTERS LTD., SNOWBIRD SALES & MARKETING INC. and 849092 ALBERTA LTD.

Defendants

JUDGMENT

THIS MOTION, made by the Plaintiff, FORUM NATIONAL INVESTMENTS LTD. (formerly INTRAVELNET.COM INC.) ("Forum"), on consent, for a judgment incorporating the terms of the Settlement Agreement between the parties was heard this day at 245 Windsor Street, Windsor Ontario.

ON READING the Settlement Agreement made as of August 21, 2003 and on hearing the submissions of counsel for the parties,

1. THIS COURT ORDERS that all previous Orders made in this action be and they hereby are set aside.

2. THIS COURT ORDERS AND ADJUDGES that the action, including the counterclaim, is hereby dismissed on the terms set out in the Settlement Agreement contained in the letter from Davis & Company to Furlong Chodola Reynolds dated August 22, 2003 which is attached as Schedule "A" hereto and which forms part of this Judgment.

PATTERSON J.

SCHEDULE "A"

DAVIS
& company

from the office of: Susan Friedman
direct tel: 416.365.3503
main fax: 416.365.7886
dfoulds@davis.ca

August 22, 2003

file number: 52597-00001

Without Prejudice

Delivered by Fax

Mr. Robert J. Reynolds
Fulong Chodola Reynolds
Barristers and Solicitors
Suite 1300
100 Oullette Avenue
Windsor, ON N9A 6T3

Dear Mr. Reynolds:

Re: **Forum National Investments Ltd. ("Forum") v. Lorenzetto et al, action commenced in the Ontario Superior Court of Justice as court file # 03-CV-247838 CM3 the "Ontario Action");**

And re: **Vrbetic et al v. Clozza et al, application commenced in the Ontario Superior Court of Justice as court file # 03-CV-1140 (the "Application"); and**

And re: **Forum v. Lorenzetto et al, action commenced in the Supreme Court of British Columbia, Vancouver Registry, as court file # S027149 (the "BC Action")**

Further to your letter of yesterday, transmitted by fax at 7:09 p.m. (EST), I write to confirm that our clients have settled all claims and potential claims between them on the terms set out below, which include the change to paragraph 12 set out in my fax transmission of yesterday evening. In view of this, I have deleted old paragraph 23, which dealt with the deadline for acceptance. However, I have the left your acceptance date as August 21, 2003, to record the fact that agreement was reached yesterday. The terms on which our clients have agreed are as follows:

1) All proceedings involving Forum or the Respondents to the Application, or any of them, on the one hand and the Defendants in the Ontario Action or the BC Action or the Applicants in the Application, or any of them, on the other hand will be dismissed with prejudice and without costs, and on the additional terms and in the manner set out in paragraph 21, below. The foregoing applies to the Ontario Action, the BC Action, the Application and to any other proceeding commenced as at the date of execution of the settlement agreement referred to in paragraph 21, below, regardless of whether the

defendant(s) or respondents(s), as the case may be, are aware that such proceeding has been commenced.

2) Each of the parties to the Ontario Action, the BC Action and the Application will consent to an order in each action in which he, she or it is a party, setting aside all orders in those proceedings other than the order referred to in paragraph 21 below.

3) The Defendants to the Ontario Action (the "FVC Defendants"), and as applicable, their officers, directors, shareholders, agents, servants, employees, successors, assigns and those in privity with or controlled by the FVC Defendants, will not, directly or indirectly:

(a) solicit existing members of Forum's Snowbird Travel Club in any manner and by any means to cancel their memberships in the Snowbird Travel Club and/or to convert their memberships in the Snowbird Travel Club to memberships in any travel club operated or represented by the Defendants;

(b) make any vacation or travel bookings for members of the Snowbird Travel Club;

(c) solicit members of the Snowbird Travel Club to cash-in promissory notes executed in favour of Forum by those members;

(d) represent themselves in any manner and by any means as the successor to the Snowbird Travel Club, Snowbird Vacations or Snowbird Vacations International; or

(e) represent themselves in any manner and by any means, including on the Family Website as hereinafter defined, as being the authorized representative(s) of Forum or the Snowbird Travel Club, Snowbird Vacations or Snowbird Vacations International.

4) The FVC Defendnts will delete from their website at www.familyvacationcenters.com (the "Family Website") all references to Forum, the Snowbird Travel Club, Snowbird Vacations or Snowbird Vacations International, save and except for as provided in paragraph 5 hereof.

5) Until February 21, 2004, the FVC Defendants will post on the Family Website a statement in the form attached as Schedule "A" to this letter, advising those persons visiting the Family Website that the Defendant Family Vacation Centers Ltd. ("Family") is not associated with the Snowbird Travel Club, Snowbird Vacations or Snowbird Vacations International, and directing those Snowbird Travel Club members who may visit the Family Website to Forum's Internet website at www.snowbirdvacations.com and to Forum's toll free and local telephone numbers.

6) The FVC Defendants will direct all telephone and other inquiries from Snowbird Travel Club members to Forum's local office at: Suite 202, 148 York Street, London, Ontario N6A 1A9, Telephone: 519-433-1060, fax: 519-433-1056, toll-free: 1-866-261-8199.

7) The FVC Defendants will, by August 29, 2003 deliver to Forum, all documents in the FV Defendants' power, possession or control which relate to the sale of Snowbird Travel Club memberships by the FVC Defendants or as applicable, their officers, directors, shareholders, agents, servants, employees, successors, assigns and those in privity with or controlled by the FVC Defendants, including original contracts with Snowbird Travel Club members, original promissory notes (the "Promissory Notes") executed after March 1, 2002 by members of Forum's travel club which, on their face, are stated to be held by any of Forum, Intravelnet.com, Snowbird Vacations International, Snowbird Vacations or either Snowbird Marketing or 1508812 Ontario Inc. as agent for any of the foregoing, membership lists and membership data in respect of the Snowbird Travel Club, and Forum's sales, marketing and service manuals in respect of the Snowbird Travel Club.

8) Forum has the right to request that an independent investigation be conducted, at its cost, of the documents that the FVC Defendants were obligated to or did deliver pursuant to paragraph 7 hereof. The FVC Defendants will co-operate in that investigation and make available to the investigator the records which the investigators advise are relevant to their work. If the investigators determine that the FVC Defendants, or any of them, have failed to deliver any of the Promissory Notes to Forum, the FVC Defendants will immediately deliver those Promissory Notes (the "Withheld Promissory Notes") to Forum. If the investigators further determine that after August 21, 2003, the FVC Defendants, or any of them, received any monies pursuant to the Withheld Promissory Notes, or received any other monies from the makers of the Withheld Promissory Notes after that date, and if the total of the monies so received exceeds $5,000, the FVC Defendants will pay Forum two times the amount of monies so received by the FVC Defendants, or any of them. If the monies received by the FVC Defendants after August 21, 2003 pursuant to or from the makers of the Withheld Promissory Notes is less than $5,000, the FVC Defendants will pay Forum the amount of the monies so received by them. Monies payable pursuant to this paragraph may be paid by deducting them from monies otherwise payable by Forum to the FVC Defendants, or any of them, pursuant to paragraph 14(b) hereof.

9) The FVC Defendants, and as applicable, their officers, directors, shareholders, agents, servants, employees, successors, assigns and those in privity with or controlled by the FVC Defendants, will not use the following telephone and facsimile numbers:

(a) 519.977.0280;

(b) 519.434.5442;

(c) 519.748.4399;

(d) 519.434.0979;

(e) 519.432.4958;

(f) 519.977.0048;

(g) 519.252.2368;

(h) 519.748.0133;

(i) 1.866.299.2999; and

(j) 519.748.4138.

10) The FVC Defendants are not to receive any monies from members of Forum's travel club.

11) The FVC Defendants are to immediately account to Forum for all monies that they have received from members of Forum's travel club since May 12, 2003.

12) The FVC Defendants are to reimburse members of Forum's travel club for the amounts that the FVC Defendants have received from those members since May 12, 2003, to the extent that those members have not already been compensated as at August 21, 2003. The amounts reimbursed are to include bank charges incurred by the members to the extent that Forum has been advised of those charges by the members and has advised the FVC Defendants. All reimbursements are to flow through Forum. To the extent that the FVC Defendants have failed to make any of the reimbursements required to be made by this paragraph, Forum may do so on their behalf and may deduct the monies so reimbursed from monies otherwise payable to the FVC Defendants pursuant to paragraph 14(b) hereof.

13) All monies (the "Fees") payable pursuant to the promissory notes (the "Promissory Notes") executed after March 1, 2002 by members of Forum's travel club which, on their face, are stated to be held by any of Forum, Intravelnet.com, Snowbird Vacations International, Snowbird Vacations or either Snowbird Marketing or 1508812 Ontario Inc. as agent for any of the foregoing, are to be paid to and received by Forum. It is estimated by Remo Lorenzetto that the face amount of the Promissory Notes is approximately $1 million (CDN.) The Fees will be deposited by Forum into a separate bank account and Forum's representatives as designated from time to time by its Board of Directors will have signing authority in respect of that bank account. Forum's Chief Financial Officer will provide the FVC Defendants, through Vladimir Walter Vrbetic, with a monthly

accounting of the Fees received by it by no later than the 30th day of the month following the month in which the Fees have been received by Forum.

14) The Fees will be disbursed as follows:

a) Firstly, to pay or reimburse Forum or any of the other Respondents to the Application for all legal fees and disbursements incurred by them in respect of any of the proceedings referred to in paragraph 1 hereof. None of the FVC Defendants or the Applicants to the Application is to receive any compensation from Forum or any of the other Respondents to the Application in respect of legal costs incurred by them.

b) Secondly, the balance of any Net Fees will be split between Forum as to 50% and the FVC Defendants as to the other 50%. Net Fees, for the purposes of this paragraph means Fees as defined by paragraph 13, above, less any and all amounts paid or reimbursed to Forum or any of the other Respondents to the Application in accordance with paragraph 14(a) above, and further less any and all bank charges, EFT charges, merchant account charges and collection and administration costs incurred by Forum in connection with the Fees. The administration costs referred to in this paragraph are not to exceed 2% of the Fees collected. Should an outside firm be retained by forum to collect delinquent Fees, the collection charged by such firm shall not exceed 50% of the Fees collected by it. Payment of the amounts due to the FVC Defendants pursuant to this paragraph shall be made on the 7th day after receipt by Forum of the applicable Fees.

c) To the extent that any of the Fees are refunded to Forum's members, the refund will be borne by Forum as to 50% and by the FVC Defendants as to the other 50%. The amount of the refund to be paid by the FVC Defendants may be deducted by Forum from the amount otherwise payable to the FVC Defendants pursuant to paragraph 14(b), above. Forum shall have the exclusive authority to determine whether to refund Fees to Forum's members and the extent of any refunds(s).

d) The FVC Defendants have the right to request, collectively, no more than 4 times per calendar year, that an independent audit of the Fee collections be conducted, at their own expense. If the auditors determine that an amount greater than $5,000 (the "Discrepancy") should have been paid to the FVC Defendants by Forum pursuant to paragraph 14(b) hereof, Forum will pay the FVC Defendants two times the amount of the Discrepancy. Should the auditors determine that an amount less than $5,000 should have been paid to the FVC Defendants by Forum pursuant to paragraph 14(b) hereof. Forum will immediately pay that amount to the FVC Defendants.

15) On September 1, 2003 the FVC Defendants will deliver up to Forum possession and occupancy of the premises (the "London Office") with the municipal address of 310 Wellington Street Road South, London, Ontario which are leased from Eagle Owl Company Ltd. and of all leasehold improvements, equipment and chattels which were in the London Office as at August 1, 2003. To the extent that the FVC Defendants, or any of them, wish to remove from the London Office any of the said leasehold improvements, equipment and chattels, they will provide Forum with a schedule of the items which they wish to remove by no later than August 25, 2003 and Forum will advise by 6:30 p.m. (PMT) on August 26, 2003 as to whether or not it agrees to the removal. If the parties cannot agree in this regard with respect to any item(s) on the schedule, the items in dispute cannot be removes from the London Office by the FVC Defendants. The FVC Defendants will each execute a quit claim agreement in respect of any and all interest in the London Office, the leasehold improvements, the equipment and the chattels which were in the London Office as at August 1, 2003 and which Forum has not agreed may be removed.

16) All expenses of operating the London Office, including without limiting the generality of the foregoing, rent, telephone charges, water, electricity, property taxes and insurance, will be paid by the FVC Defendants up to and including August 31, 2003. To the extent that the FVC Defendants have failed to pay any such expenses with 30 days of the date of any invoice pertaining to the expenses, Forum is hereby authorized to make payment on their behalf and to deduct all payments made by it from the monies otherwise to be remitted to the FVC Defendants pursuant to paragraph 14(b) hereof.

17) Forum will execute a quit claim agreement in respect of any and all interest in the leased premises with the municipal addresses of 1601 River Road East, Kitchener, Ontario and 2090 Wyandotte Street East, Windsor, Ontario and in respect of any and all interest in the leasehold improvements, equipment and chattels therein contained.

18) Within 15 days of the date of acceptance of this settlement offer, the FVC Defendants and all other Applicants to the Application will deliver up to Forum for cancellation all share certificates of Forum in which he, she or it has a beneficial or legal interest. Each of them will execute a statutory declaration, in a form prepared by counsel for Forum, declaring that:

a) the shares being returned are all of the shares of Forum in which the declarant has any legal or beneficial interest;

b) the declarant has no interest in any option or warrant to acquire additional shares of Forum;

c) that the declarant has not transferred, sold or encumbered the declarant's interest in the shares of Forum in which the declarant has any legal or beneficial interest;

d) in the case where the declarant is unable to locate any of the share certificates of Forum in which the declarant has a legal or beneficial interest, that the share certificates of Forum in which the declarant has a legal or beneficial interest have been lost or destroyed, that the declarant requires that they be cancelled and that the shareholders register and other corporate records of Forum be amended to reflect that cancellation; and

e) that the declarant will indemnify Forum in respect of any damages or costs that Forum might incur in the event that some other party claims any interest in the share certificates being returned or to which paragraph 18(d), above, pertains. The declarant will execute an indemnification of Forum on these terms.

19) None of the FVC Defendants or their directors, officers, employees, servants or agents on the one hand and Forum and its directors, officers, employees, servants or agents on the other hand, will solicit, directly or indirectly, by any means, the members of the other's travel club or provide services to same. Should a member of the other's travel club contact either group, the person so contacted will provide, in a courteous fashion, full contact information in respect of contacting the travel club to which the member belongs.

20) The FVC Defendants, the Defendants in the BC Action and the Applicants to the Application on the one hand and Forum and the Respondents to the Application on the other hand will execute full and final releases of all claims of possible claims against each other in a form satisfactory to all counsel. The release will include a release of all rights, obligations and liabilities pursuant to any existing agreements, whether oral or in writing, between the releasors and the releasees, save and except for the rights, obligations and liabilities pursuant to the settlement agreement referred to in paragraph 21 hereof.

21) The FVC Defendants, the Applicants to the Application, the Defendants to the BC Action, Forum and the Respondents to the Application will enter into a formal settlement agreement which will contain the foregoing terms and which may contain such further and other terms as the parties may hereafter agree on. The settlement agreement will be attached to and form part of the orders dismissing the Ontario Action, the BC Action and the Application. The order dismissing the Ontario Action will be obtained by means of attendance before a judge of the Ontario Superior Court in Windsor, which attendance is currently scheduled to take place on September 18, 2003. The orders dismissing the BC Action and the Application will be taken out after the order dismissing the Ontario Action. On acceptance of this offer to settle and until such a settlement agreement is fully executed, this offer settle will constitute a binding agreement amongst the FVC Defendants, the Applicants to the Application, the Defendants to the BC Action, Forum and the Respondents to the Application. Should a formal settlement agreement not be signed by September 5, 2003, this offer to settle may be attached to and will form part of

the orders dismissing the Ontario Action, the BC Action and the Application in lieu of the formal settlement agreement.

22) This offer to settle is made by Davis & Company on behalf of Forum and the Respondents to the Application and may be accepted by FurlongChodolaReynolds on behalf of the FVC Defendants, the Defendants to the BC Action and all of the Applicants to the Application. In accepting this offer, FurlongChodolaReynolds represents and warrants that it has the authority of the FVC Defendants, the Defendants to the BC Action and all of the Applicants to the Application to do so.

23) The foregoing terms are not severable and must all be accepted for an agreement to be reached.

To complete the record, please execute a copy of this letter and return it to our office, as indicated in your fax of yesterday evening.

Yours very truly,

DAVIS & COMPANY

Susan E. Friedman

cc. David Foulds

The foregoing offer to settle is hereby accepted by FurlongChodolaReynolds on behalf of the FVC Defendants, the Defendants to the BC Action and all of the Applicants to the Application. In accepting this offer, FurlongChodolaReynolds represents and warrants that it has the authority of the FVC Defendants, the Defendants to the BC Action and all of the Applicants to the Application to do so.

August 21, 2003

FURLONG CHODOLA REYNOLDS

Robert J. Reynolds

Schedule "A"

IMPORTANT NOTICE DUE TO COURT ORDER

This website is for the exclusive use of members of Family Vacation Centers.

Family Vacation Centers is not associated with Snowbird Vacations or Snowbird Vacations International.

Members of the Snowbird Vacations travel club may obtain services at Snowbird Vacations' website located at www.snowbirdvacations.com. or by contacting Snowbird Vacations International's offices in Ontario at (519) 433-1060 or 1 (866) 261-8199 or by calling Snowbird's national toll-free number at 1 (888) 333-8804.

FORUM INTERNATIONAL INVESTMENTS LTD.
Plaintiff

v.

REMO LORENZETTO (a.k.a. ALDO PAPA), et al.
Defendants

Court File: 03-CV-247838 CM3

ONTARIO
SUPERIOR COURT OF JUSTICE

Proceeding Commenced at Toronto

JUDGMENT
(dated October 14, 2003)

DAVIS & COMPANY
Barristers & Solicitors
1 First Canadian Place, Suite 5300
100 King Street West
Toronto, ON M5X 1E2

Susan E. Friedman (LSUC #24961U)
Tel: 416.941.5392
Fax: 416.365.7886

David W. Foulds (LSUC #38217J)
Tel: 416.941.5392
Fax: 416.365.7886

Solicitors for the Plaintiff

03-CV-247838 CM3

ONTARIO
SUPERIOR COURT OF JUSTICE

MASTER DASH	))))	THURSDAY, THE 18TH DAY OF DECEMBER, 2003

BETWEEN:

FORUM NATIONAL INVESTMENTS LTD.
(formerly INTRAVELNET.COM INC.)

Plaintiff

- and –

REMO LORENZETTO (a.k.a. ALDO PAPA), VLADIMIR WALTER VRBETIC, 1508812 ONTARIO INC., FAMILY VACATION CENTERS LTD., SNOWBIRD SALES & MARKETING INC. and 849092 ALBERTA LTD.

Defendants

ORDER

THIS MOTION, brought by the Plaintiff, on consent, for an Order that the judgement of the Honourable Mr. Justice Patterson dated October 14, 2003 be issued and entered by the court office in Toronto was heard this day at Toronto, Ontario.

ON READING the Plaintiff's Motion Record, filed, and on hearing the submissions of counsel for the Plaintiff,

1. **THIS COURT ORDERS** that the judgement of the Honourable Mr. Justice Patterson dated October 14, 2003 be issued and entered by the court office in Toronto.

MASTER DASH